AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT

THIS AMENDMENT, dated as of the 16th day of March 2012, to the Investment Advisory Agreement dated as of September 15, 2009, is entered into by and between Hatteras Alternative Mutual Funds, LLC, a Delaware limited liability company and Hatteras Alternative Mutual Funds Trust, a Delaware statutory trust (the “Trust”), regarding the series of the Trust listed in Appendix A (the “Funds”).

WHEREAS, the parties have entered into the Investment Advisory Agreement; and

WHEREAS, the parties desire to add new series of the Trust to the Investment Advisory Agreement; and

WHEREAS, subject to certain conditions, Section 11 of the Investment Advisory Agreement allows for its amendment by a written instrument executed by both parties, and

WHEREAS, the conditions required under Section 11 of the Investment Advisory Agreement have been satisfied.

NOW, THEREFORE, the parties agree to amend the following:

Appendix A is hereby superseded and replaced with the following:

APPENDIX A

Separate Series of Hatteras Alternative Mutual Funds Trust

Fund	Annual Fee Rate
Hatteras Alpha Hedged Strategies Fund	0.25% of average daily net assets
Hatteras Long / Short Equity Fund	0.00% of average daily net assets
Hatteras Long / Short Debt Fund	0.00% of average daily net assets
Hatteras Hedged Strategies Fund	0.25% of average daily net assets
Hatteras Managed Futures Strategies Fund	0.00% of average daily net assets

Except to the extent amended hereby, the Investment Advisory Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST

By: /s/ J. Michael Fields
Name:   J. Michael Fields
Title:    Secretary

HATTERAS ALTERNATIVE MUTUAL FUNDS, LLC

By: /s/ J. Michael Fields
Name:   J. Michael Fields
Title:    Chief Operating Officer